

May 30, 2023

Kathleen Valiasek
Chief Financial Officer
Local Bounti Corporation
400 W. Main St.
Hamilton, MT 59840

>   **Re: Local Bounti Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 31, 2023**
>   **File No. 001-40125**

Dear Kathleen Valiasek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54

1. We reference the adjustment to Adjusted EBITDA for the year ended December 31, 2022 and the three months ended March 31, 2022 in the press release attached to your Forms 8-K dated March 23, 2023 and May 10, 2023 related to "Utilities price spike and inclement weather related costs." However, we do not see any discussion within your Form 10-K or subsequent Form 10-Q related to the impact of utilities price spikes or inclement weather. In future filings, please revise to include a detailed discussion of current trends that impacted your financial results over the periods presented. Reference Item 303(b)(2) of Regulation S-K.

Consolidated Financial Statements for the Year Ended December 31, 2022
2. Summary of Significant Accounting Policies, Revenue Recognition, page 70

2.   We reference the disclosure that customer contracts generally do not include more than one performance obligation. Please tell us and revise future filings to discuss, if material, the contracts that result in more than one performance obligation. The disclosure should identify the multiple performance obligations and how you allocate and recognize revenue for each obligation.

3.   Revise future filings to clarify whether any of the consideration amount is variable, and, if so, whether the estimate of variable consideration is typically constrained. In addition, disclose any obligations for returns, refunds, and other similar obligations and any types of warranties and related obligations. Reference ASC 606-10-50-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services